UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

ARIAD Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

04033A100
(CUSIP Number)

Mark DiPaolo
General Counsel
Sarissa Capital Management LP
660 Steamboat Road, 3rd Floor
Greenwich, CT 06830
203-302-2330

With a copy to:
Russell Leaf
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
212-728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 24, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 04033A100	Page 3 of 4 Pages
SCHEDULE 13D
Item 1.  Security and Issuer.
This statement constitutes Amendment No. 5 to the Schedule 13D relating to the Common Stock, par value $0.001 (the “Shares”), issued by ARIAD Pharmaceuticals, Inc. (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on October 29, 2013 and amended by Amendment Nos. 1, 2, 3 and 4 thereto (as amended, the "Initial Schedule 13D"), on behalf of the Reporting Persons (as defined in the Initial Schedule 13D), to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.
Item 4.  Purpose of Transaction.
Item 4 of the Initial Schedule 13D is hereby amended by adding the following:

On February 24, 2015, the Reporting Persons notified the Issuer that, in addition to Richard C. Mulligan, Ph.D. and Anna Protopapas, the Reporting Persons intend to appear at the Issuer's 2015 annual meeting of stockholders to nominate and seek to elect Bernhard Ehmer, M.D. to the Issuer’s eight member staggered board of directors.  Dr. Ehmer’s biography is set forth below.

Bernhard Ehmer, M.D. – Since November 2014, Dr. Ehmer has been a member of the management board, and since January 2015 Dr. Ehmer has been the CEO of, Biotest AG, a company primarily focused on the production of plasma derived proteins.  From December 2012 to November 2014, Dr. Ehmer provided consulting services to AstraZeneca, a global biopharmaceutical company.  From November 2009 through December 2012, Dr. Ehmer was the President of ImClone Systems Corporation, a wholly-owned subsidiary of Eli Lilly.  ImClone Systems Corporation is an integrated organization for the discovery, development and manufacturing of novel monoclonal antibodies.  From May 2008 to November 2009, Dr. Ehmer was the Managing Director and Senior Vice President for ImClone Systems International GmbH, a subsidiary of ImClone Systems Corporation.  From June 2007 to May 2008, Dr. Ehmer was the Chief Executive Officer and President of Fresenius Biotech GmbH, which is part of the Fresenius health care group and is focused on the development and marketing of biopharmaceuticals in the fields of oncology, immunology and transplantation.  Dr. Ehmer has also held management positions at several other pharmaceutical and biotechnology companies and has authored or co-authored approximately 60 scientific publications.  Dr. Ehmer attended the University of Heidelberg from 1976-1982, focusing on medicine, and received an M.D. degree.  From 2006 to 2011, Dr. Ehmer had served as a director of Hybrigenics SA, a biopharmaceutical company with a focus on research and development of new targets and therapies.

CUSIP No. 04033A100	Page 4 of 4 Pages
SCHEDULE 13D
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 25, 2015

SARISSA CAPITAL MANAGEMENT LP

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: General Counsel

SARISSA CAPITAL DOMESTIC FUND LP
By: Sarissa Capital Fund GP LP, its general partner

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Authorized Person

SARISSA CAPITAL OFFSHORE MASTER FUND LP
By: Sarissa Capital Offshore Fund GP LLC, its general partner

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Authorized Person

/s/Alexander J. Denner
Alexander J. Denner